SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[February 2, 2005]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURES

Date     February 2, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo	Harri Luoto
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

METSO CORPORATION’S FINANCIAL STATEMENTS 2004: OPERATING PERFORMANCE
TURNED CLEARLY UPWARD

(Helsinki, Finland, February 2, 2005) – Metso Corporation (NYSE: MX; OMX: MEO)

•	In 2004, Metso Corporation’s net sales totaled EUR 3,976 million (EUR 4,250 million in 2003). The decrease was due to divestments. Net sales from continuing operations were at the level of the comparison year.

•	Operating profit before nonrecurring items and amortization of goodwill was EUR 173 million (EUR 133 million in 2003). After nonrecurring items and goodwill amortization, the operating profit was EUR 111 million (loss of EUR 229 million in 2003).

•	Earnings per share were EUR 0.51 (negative EUR 1.89 in 2003).

•	New orders worth EUR 4,374 million (EUR 4,256 million in 2003) were received. The Corporation’s order backlog from continuing operations grew by 25 percent and reached EUR 1,745 million at the end of the year (continuing operations EUR 1,396 million in 2003).

•	Gearing at the end of the year was 50.0 percent (107.7% on December 31, 2003).

•	The Board proposes to the Annual General Meeting to be held on April 4, 2005 that a dividend of EUR 0.35 per share (EUR 0.20 per share in 2003) be distributed.

In 2004 the U.S. economy turned clearly upward, growth remained modest in Europe while China’s rapid economic growth continued. The demand for Metso Paper’s products was satisfactory, as in the previous year. The paper industry’s market situation was reflected in cautious investment activity by customers, and few new paper machines were ordered. The demand for Metso Minerals’ crushing and screening equipment improved considerably in North America and Asia. Due to the fact that metal prices have remained high for a long time the demand for mining industry equipment was good in South America and in the Asia-Pacific region. The demand for Metso Automation’s field equipment increased significantly. The demand for automation systems remained at the previous year’s level.

In Metso’s continuing operations orders received increased by 10 percent. The order backlog of continuing operations was 25 percent higher. The total value of orders received by Metso increased by 3 percent from 2003, while the order backlog at the end of the year was 16 percent higher than a year earlier.

The operating profit before nonrecurring items and amortization of goodwill was EUR 173 million, or 4.4 percent of net sales. The positive performance was due to the substantially improved profitability of Metso Minerals and Metso Automation that resulted from efficiency improvement measures and increased volumes. In 2004, Metso’s operating profit was EUR 111 million, or 2.8 percent of net sales. The operating profit of the fourth quarter was EUR 72 million, or 6.6 percent of net sales.

“Our focus in 2004 was in improving profitability and cash flow as well as in strengthening our balance sheet. The development in all these areas was positive. Our profitability developed favorably thanks to the good performance in Metso Minerals and Metso Automation. During the year our balance sheet strengthened substantially due to the cash flow generated and the proceeds from divestments, real estate and shares. Our net debt decreased by approximately EUR 600 million and was EUR 529 million at the end of the year,” says Jorma Eloranta, President and CEO.

Short-term outlook

Improved capacity utilization in Metso Paper’s customer industries is expected to gradually increase customers’ willingness to invest. However, in the near future the demand for Metso Paper’s products is expected to mainly focus on rebuilds and aftermarket services.

Metso Minerals’ strong order backlog provides a solid foundation for net sales growth. Demand for products related to aggregates production is expected to remain good in North America and Asia. Due to the strong investment activity in the mining industry, the demand for Metso Minerals’ products for minerals processing is expected to remain buoyant.

Metso Automation’s markets are expected to remain good in the power, oil and gas industry and to recover in the pulp and paper industry.

The completed measures to streamline the cost structure and the strengthened order backlog will support favorable profit performance in Metso Corporation. Metso’s operating profit is expected to be better in 2005 than in the previous year. The positive profit performance of Metso Minerals and Metso Automation will help the Corporation to attain its financial targets. However, the targets set for Metso Paper and Metso Ventures are demanding. The 2005 financial targets set for Metso Corporation as a whole are expected to be reached.

Metso is a global technology corporation serving customers in the pulp and paper industry, rock and minerals processing, energy industry as well as in selected other industries. In 2004, the net sales of Metso Corporation were approx. EUR 4 billion, and it has some 23,000 employees in more than 50 countries. Metso’s shares are listed in the Helsinki and New York Stock Exchanges.

For additional information, please contact:
Jorma Eloranta, President and CEO, Metso Corporation, tel. +358 204 84 3000
Olli Vaartimo, Executive Vice President and CFO, Metso Corporation, tel. +358 20 484 3010
Eeva Mäkelä, Vice President, Investor Relations, Metso Corporation, tel. +358 20 484 3253

or

Eeva Mäkelä, Vice President, Investor Relations, Metso Corporation, tel. +358 20 484 3253
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.

METSO CORPORATION’S FINANCIAL STATEMENTS RELEASE 2004

The review is unaudited

The Corporation’s key figures 2004

	10-12/04	10-12/03	1-12/04	1-12/03
	EUR million	EUR million	EUR million	EUR million
Net sales	1,092	1,204	3,976	4,250
Operating profit before nonrecurring items and amortization of goodwill	65.5	52.5	173.0	133.2
% of net sales	6.0	4.4	4.4	3.1
Operating profit before nonrecurring items and amortization of goodwill from continuing operations	64.6	52.9	160.1	109.5
% of net sales	6.0	4.9	4.3	3.0
Operating profit/loss	71.6	45.0	110.9	(228.7)
% of net sales	6.6	3.7	2.8	(5.4)
Earnings per share, EUR	0.27	0.47	0.51	(1.89)
Orders received	969	960	4,374	4,256
			31.12.04	31.12.03
Order backlog			1,745	1,505
Equity to assets ratio, %			32.7	28.3
Gearing, %			50.0	107.7

The Corporation’s total figures and divested businesses include: the Converting business until January 31, 2004, the Dynapac business until June 30, 2004, and the Reedrill business until December 31, 2004.

Metso’s operating environment

The U.S. economy turned clearly upward in 2004, while in Europe growth remained modest. China’s rapid economic growth continued, although the government’s measures to prevent the economy from overheating slowed down decision-making, particularly concerning investments in larger projects.

The paper industry experienced strengthening demand for paper and higher paper machine capacity utilization in 2004, but only small changes in product prices. In North America, paper prices started to increase slightly during the year, while in Europe prices are expected to increase in 2005. Pulp prices fluctuated, although towards the end of 2004 they began to climb again.

In the civil engineering industry, the demand for aggregates increased in the USA and in Asia. The demand for aggregates grew moderately in Europe. In the mining industry, the strong increase in metal prices continued. Demand and prices were mostly affected by the Chinese economy’s strong growth rate that has made China the world’s largest consumer of metals.

Increases in the prices of key raw materials, such as steel, in 2004 were reflected in Metso Corporation’s costs. However, the effects of cost increases will be spread over a longer period, because Metso’s materials purchases are mainly based on long-term contracts. In addition, it has been possible to compensate increases in raw material prices by improving productivity and increasing end product prices.

Demand for Metso’s products

The demand for Metso Paper’s products was satisfactory, as in the previous year. The paper industry’s market situation was reflected in cautious investment activity by customers, and few new paper machines were ordered in 2004. Investments in entire production lines were pending mainly in Asia and to some extent also in Europe. In other market areas, demand focused on maintenance and process services and rebuilds. The markets for pulping equipment and lines were good mainly in China and South America. The demand for aftermarket services began to increase in the second half of the year, as capacity utilization improved in customer mills.

The demand for Metso Minerals’ crushing and screening equipment for the civil engineering industry improved considerably in North America and Asia, but remained at the previous year’s level in Europe. Due to the fact that metal prices have remained high for a long time the demand for mining industry equipment was good in South America and in the Asia-Pacific region.
The demand for metals recycling equipment remained buoyant. The markets for Metso Minerals’ aftermarket and service operations were good.

The demand for Metso Automation’s field equipment increased significantly, although the demand for automation systems remained at the previous year’s level. Pulp and paper industry demand was focused on solutions that enhance the production of existing machinery and equipment. Increases in crude oil and gas prices boosted the demand for the power, oil and gas industry systems and equipment to a clearly higher level than in the previous year.

Orders received and order backlog

The value of orders received by Metso Corporation’s continuing operations increased by 10 percent on the comparison year 2003 and totaled EUR 4,110 million in 2004. The order backlog of continuing operations at the end of the year was 25 percent higher than at the end of 2003. Including the divested businesses, the value of orders received by Metso in 2004 totaled EUR 4,374 million, and the order backlog at the end of 2004 was EUR 1,745 million.

Metso Paper accounted for 38 percent, Metso Minerals for 35 percent, Metso Automation for 13 percent and Metso Ventures for 8 percent of orders received. Divested businesses accounted for 6 percent of orders received.

47 percent of orders originated from Europe, 21 percent from North America, 17 percent from Asia-Pacific, 10 percent from South America and 5 percent from the rest of the world.

Net sales

The net sales of Metso’s continuing operations were at the level of the comparison year, totaling EUR 3,709 million. Aftermarket operations accounted for 39 percent (37% in 2003) of the Corporation’s net sales (excluding Metso Ventures). Including the divested businesses, Metso’s net sales were EUR 3,976 million.

Of the net sales, 38 percent came from the deliveries of Metso Paper, 33 percent from Metso Minerals, 13 percent from Metso Automation and 9 percent from Metso Ventures. Divested businesses accounted for 7 percent of the Corporation’s net sales.

42 percent of net sales came from Europe, 21 percent from North America, 23 percent from Asia-Pacific, 8 percent from South America and 6 percent from the rest of the world.

Result

The Corporation’s operating profit before nonrecurring items and amortization of goodwill clearly strengthened from the comparison year and was EUR 173.0 million, or 4.4 percent of net sales. The positive performance was due to the substantially improved profitability of Metso Minerals and Metso Automation that resulted from efficiency improvement measures and increased volumes.

Metso Paper’s operating profit before nonrecurring items and amortization of goodwill was burdened by the EUR 15 million costs booked for the Papiers Gaspésia paper machine project. Metso Ventures’ result was weakened by Valmet Automotive’s operating loss of EUR 23 million, due to the exceptionally small volume of cars manufactured in 2004.

The operating profit of Metso’s continuing operations before nonrecurring items and amortization of goodwill was EUR 160.1 million, or 4.3 percent of corresponding net sales.

Net nonrecurring expenses in 2004 totaled EUR 25 million, with the largest reported items being gains of EUR 9 million from the divestiture of businesses and disposal of shares, expenses of EUR 26 million related to Metso Paper’s business concept renewal and cost streamlining program, and losses and expenses of EUR 20 million related to the divestiture of businesses.

Metso’s operating profit was EUR 110.9 million, or 2.8 percent of net sales. Metso’s net financial expenses were EUR 62 million, including dividend income of EUR 3 million.

Metso’s profit before taxes was EUR 49 million.

The Corporation’s taxes were a positive EUR 21 million. Metso received confirmation from the Finnish Tax Office for Major Corporations that the write-downs of certain subsidiary shares was accepted as being tax-deductible. Based on this, Metso booked deferred tax assets totaling EUR 53 million in the third quarter.

The net profit was EUR 69 million. Earnings per share were EUR 0.51.

Businesses

Metso Paper

	2004	2003
Key figures	EUR million	EUR million
Net sales	1,559	1,651
Operating profit before nonrecurring items and amortization of goodwill	37.1	68.3
% of net sales	2.4	4.1
Operating profit	11.1	24.6
% of net sales	0.7	1.5
Capital employed, 31.12.	356	538
Gross capital expenditure	33	54
Research and development expenses	50	56
Orders received	1,726	1,710
Order backlog, 31.12.	946	784
Personnel, 31.12.	8,660	9,085

Metso Paper’s net sales were EUR 1,559 million, down 6 percent on the comparison year. Paper machine deliveries were equivalent to those of the comparison year, but tissue machine deliveries were at a clearly lower level than in 2003. Aftermarket and service operations accounted for 35 percent of net sales (34% in 2003).

Metso Paper’s operating profit before nonrecurring items and amortization of goodwill was EUR 37.1 million, or 2.4 percent of net sales. Operating profit before nonrecurring items and amortization of goodwill included the EUR 15 million costs booked for the Papiers Gaspésia paper machine project, which is expected to fully cover the project-related risk, even if the project is cancelled entirely. The operating profit included the nonrecurring expenses of EUR 26 million due to the streamlining of the cost structure. Metso Paper’s profitability was clearly better in the second half than in the first half of the year. The efficiency improvement measures were reflected especially in the improved profitability of the Paper business line. Metso Paper’s result was burdened by the heavy losses of the Tissue business line. Metso Paper’s operating profit for the entire year was EUR 11.1 million, or 0.7 percent of net sales.

The value of orders received by Metso Paper was at the level of the comparison year, totaling EUR 1,726 million. Excluding the few significant investments in new lines, the orders received were for machine and process rebuilds, modernizations and service operations. The order backlog strengthened by 21 percent from the end of 2003 and stood at EUR 946 million at the end of 2004.

Metso Minerals

The following Metso Minerals figures exclude the divested Dynapac and Reedrill businesses.

	2004	2003
Key figures	EUR million	EUR million
Net sales	1,343	1,253
Operating profit before nonrecurring items and amortization of goodwill	100.3	48.1
% of net sales	7.5	3.8
Operating profit/loss	84.3	(189.3)
% of net sales	6.3	(15.1)
Capital employed, 31.12.	729	741
Gross capital expenditure	24	27
Research and development expenses	9	10
Orders received	1,566	1,213
Order backlog, 31.12.	560	347
Personnel, 31.12.	8,048	8,284

Metso Minerals’ net sales increased by 7 percent on the comparison year and were EUR 1,343 million. In particular, deliveries of crushers and metals recycling equipment to the civil engineering industry clearly increased from the previous year. Aftermarket and service operations accounted for 52 percent of net sales (51% in 2003).

Metso Minerals’ operating profit before nonrecurring items and amortization of goodwill was EUR 100.3 million, or 7.5 percent of net sales. Profitability improved due to the streamlined cost structure that resulted from the efficiency improvement program, and to increased demand. All of Metso Minerals’ business lines improved their profitability compared with the previous year. The effects of the efficiency improvement program were visible particularly in the substantial profitability improvement of the Crushing and screening business line. During the year’s last quarter, the profitability of Metso Minerals continued to develop favorably. Metso Minerals’ operating profit for the entire year was EUR 84.3 million, or 6.3 percent of net sales.

The value of orders received by Metso Minerals increased by 29 percent from the comparison year and was EUR 1,566 million. Orders from the mining and crushing industries increased substantially. Metso Minerals’ order backlog strengthened by 61 percent from the end of 2003 and was EUR 560 million at the end of 2004.

Metso Automation

	2004	2003
Key figures	EUR million	EUR million
Net sales	535	531
Operating profit before nonrecurring items and amortization of goodwill	57.9	31.4
% of net sales	10.8	5.9
Operating profit	52.9	28.4
% of net sales	9.9	5.3
Capital employed, 31.12.	136	150
Gross capital expenditure	6	8
Research and development expenses	31	33
Orders received	570	531
Order backlog, 31.12.	176	145
Personnel, 31.12.	3,267	3,314

Metso Automation’s net sales were at the level of the comparison year, totaling EUR 535 million. In particular, deliveries of field equipment for the power, oil and gas industry increased from the previous year and accounted for almost half of Metso Automation’s net sales. Aftermarket and service operations accounted for 25 percent of net sales (25% in 2003).

Metso Automation’s operating profit before nonrecurring items and amortization of goodwill was EUR 57.9 million, or 10.8 percent of net sales. The operating profit increased significantly from the comparison year due to efficiency improvement measures and the increased sales volume of field equipment. Metso Automation’s profitability continued to be very strong in the year’s final quarter. The operating profit for the entire year was EUR 52.9 million, or 9.9 percent of net sales.

The value of orders received by Metso Automation increased by 7 percent from the comparison year and was EUR 570 million. Metso Automation’s order backlog strengthened by 21 percent from the end of 2003 and was EUR 176 million at the end of 2004.

Metso Ventures

	2004	2003
Key figures	EUR million	EUR million
Net sales	387	370
Operating loss before nonrecurring items and amortization of goodwill	(6.5)	(2.6)
% of net sales	(1.7)	(0.7)
Operating loss	(7.1)	(8.7)
% of net sales	(1.8)	(2.4)
Capital employed, 31.12.	126	160
Gross capital expenditure	18	24
Research and development expenses	8	10
Orders received	361	398
Order backlog, 31.12.	118	175
Personnel, 31.12.	2,544	2,482

Metso Ventures’ net sales were up 5 percent on the comparison year, totaling EUR 387 million. The operating loss before nonrecurring items and amortization of goodwill was EUR 6.5 million. The loss was due to the volume of cars delivered by Valmet Automotive being clearly smaller than in the comparison year. Metso Ventures’ operating loss was EUR 7.1 million. In the final quarter of the year, Metso Ventures’ profitability improved.

The value of orders received by Metso Ventures was down 9 percent on the comparison year, totaling EUR 361 million. Metso Ventures’ order backlog weakened by 33 percent from the end of 2003 and was EUR 118 million at the end of 2004.

Metso Drives

Metso Drives’ net sales increased by 23 percent from the comparison year, totaling EUR 157 million. The growth in net sales was due to increased deliveries of wind turbine gears and equipment for the minerals processing industry. The operating profit was EUR 10.8 million, or 6.9 percent of net sales. Metso Drives’ profitability improved substantially, which was due to new products and improved production capacity utilization.

Metso Panelboard

Metso Panelboard’s net sales increased by 12 percent on the comparison year and were EUR 104 million. The increase in net sales was due to deliveries to China and the demand for aftermarket services. However, the operating profit was only EUR 0.4 million due to the challenging competitive environment.

Foundries

The deliveries of the foundries increased in 2004 due to the buoyant demand for cast products. The combined net sales of the three foundries were EUR 75 million, of which invoicing outside Metso Corporation accounted for 55 percent. Good capacity utilization clearly improved the foundries’ profitability from the comparison year, and the operating profit increased to EUR 3.6 million.

Valmet Automotive

Valmet Automotive’s net sales decreased by 43 percent and were EUR 40 million. In 2004, the number of cars manufactured decreased to 10,051 (19,226 cars in 2003). Valmet Automotive’s operating loss was EUR 23.1 million, of which EUR 6.5 million was related to personnel reductions. At the end of the year, the total number of Valmet Automotive’s personnel was 1,160, of which about 760 were employed and about 400 were laid off. In the second half of 2004, Valmet Automotive began the manufacture of the new Porsche Boxster model. In 2005, net sales are expected to grow and profitability to improve substantially.

Efficiency improvement program

The efficiency improvement program commenced in June 2003 was completed in all of Metso’s business areas during the year under review. The decisions made are estimated to result in annual savings of slightly over EUR 100 million. The efficiency improvement measures implemented generated cost savings of about EUR 65 million in 2004. As a result of the efficiency improvement program, Metso’s personnel has been reduced by about 1,900 persons, including a reduction of 1,300 in 2004. According to the program and decisions already made, the number of personnel will be reduced further by about 140 persons in 2005. The costs of the program will be EUR 93 million, rather than the EUR 103 million estimated in the previous financial statements.

Renewal of Metso Paper’s business concept

In June 2004, Metso commenced a program to renew Metso Paper’s business concept and to streamline Metso Paper’s cost structure by EUR 50 million annually.

Metso Paper’s nonrecurring expenses, resulting from the decisions made under the program in 2004, totaled EUR 26 million and the related annual savings target is about EUR 40 million. The measures left for 2005 are related to certain unfinished outsourcing plans in Finland and Sweden and to the global re-engineering of the Tissue business. The program’s nonrecurring expenses are estimated to be less than EUR 40 million. This includes the already recorded provision of EUR 26 million.

Decisions made in 2004 will result in the reduction of about 670 Metso Paper employees, of which some 200 had left the company’s payroll by the year’s end. In all, the program is estimated to affect 1,100-1,300 persons, with half being affected by reductions and the other half participating in outsourcing and other production arrangements.

Cash flow and financing

Metso’s net cash provided by operating activities was EUR 262 million. Cash flow was strengthened by improved profitability and increasingly efficient utilization of working capital.

Net interest bearing liabilities were EUR 529 million, or EUR 580 million less than at the beginning of the year. Gearing, i.e. the ratio of net interest bearing liabilities to shareholders’ equity, was 50.0 percent, while at the beginning of the year it was still 107.7 percent.

Cash assets generated through divestitures totaled EUR 390 million, while cash assets from sales of other asset items totaled EUR 66 million. These and the strengthened cash flow from operating activities helped to substantially reduce short-term debt and strengthen the Corporation’s financial position. Metso’s equity to assets ratio was 32.7 percent at the end of the year.

Metso’s offer to exchange bonds issued under the Euro Medium Term Note program maturing in 2006, to new Euro-denominated bonds maturing in 2011 was completed in November. EUR 256.1 million of existing notes were validly submitted and accepted for exchange corresponding to 62.2 percent of the total outstanding amount of existing notes. EUR 274.2 million of new bonds were issued on November 19, 2004.

On March 3, 2004, Standard & Poor’s Ratings Services lowered Metso’s long-term corporate credit rating to BB+ and considered the outlook on ratings to be stable. Additionally, the ratings of Metso’s outstanding bonds and EMTN program were lowered to BB. At the same time, the short-term rating was lowered to B. On February 17, 2004, Moody’s Investors Services lowered the long-term ratings of Metso Corporation to Ba1 and considered the outlook on ratings negative.

Capital expenditure

Metso’s gross capital expenditure including acquisitions totaled EUR 99 million (EUR 130 million in 2003). As the efficiency improvement program was implemented during the year under review, Metso’s investments were mainly focused on maintenance.

Acquisitions and divestitures

In January, Metso divested its Converting group to the Swiss Bobst Group. The final transaction price was EUR 68 million net of cash sold, and the loss resulting from the divestiture was approximately EUR 8 million. In June, Metso divested the Dynapac compaction and paving equipment group that was a part of Metso Minerals to Altor, a Nordic private equity investor. The transaction price was EUR 291 million net of cash sold, and the loss resulting from the divestiture and the expenses related to the sale totaled approximately EUR 12 million. At the end of the year under review, Metso divested the Reedrill rock drilling equipment business that was a part of Metso Minerals to the U.S. company, Terex Corporation, for approximately EUR 28 million. The transaction resulted in a slight gain for Metso.

In December, Metso reacquired ThyssenKrupp Automotive AG’s minority holding in Valmet Automotive (10 percent) in accordance with the terms of the original agreement. During the financial year, Metso reversed the EUR 5 million gain from the sale, originally booked in 2001.

Research and development

Metso’s research and development expenses for the year under review totaled EUR 106 million (EUR 129 million in 2003), representing 2.7 percent of the Corporation’s net sales. The reduction in R&D expenditure was mainly due to some of the joint corporate level long-term research projects being cut and the business areas’ research and development activities being streamlined and refocused.

In 2004, Metso Paper launched new products for paper web management, paper coating technology and wood handling and chipping. In recycled fiber technology, a number of important reference deliveries of applications for paper and board pulp were successfully completed in Europe and China. In May, Metso Paper launched the new, more cost-efficient Advantage DCT100 concept for tissue production. The concept is designed particularly for emerging markets, where tissue consumption is increasing.

Metso Minerals launched the Chamber Optimi service based on customization of crushers’ wear parts, in which Metso Minerals’ experts analyze the customers’ crushing process and develop cost-efficient wear parts. Early in the year a customer facility put into test use a hybrid wear part that is clearly more durable than before and suitable for demanding applications. Additionally, Metso Minerals developed the shear product family used in metals recycling.

Metso Automation integrated into the metsoDNA automation system a number of new features, including process performance and information security solutions. One of the most significant field equipment product launches was the configuration and condition monitoring tool, Field Care, that allows condition monitoring with just one system for different manufacturers’ field equipment in customers’ production processes.

Personnel

In 2004, Metso’s personnel numbered 24,363 on average, which is 11 percent or 3,037 persons less than in 2003. At the end of the year, the number of personnel was 22,802, or 13 percent less than at the end of 2003. The total salaries and wages paid amounted to EUR 881 million.

Of the Corporation’s personnel, 38 percent were employed by Metso Paper, 35 percent by Metso Minerals, 15 percent by Metso Automation and 11 percent by Metso Ventures at the end of the year. The Corporate Office and the Corporation’s shared service centers employed 1 percent of Metso’s personnel.

The Corporation employed 40 percent of its total personnel in Finland, 11 percent in other Nordic countries, 13 percent in other European countries, 16 percent in North America, 6 percent in Asia-Pacific, 8 percent in South America and 6 percent in the rest of the world.

Corporate management

Jorma Eloranta started as President and CEO of Metso Corporation on March 1, 2004. He was also appointed as Chairman of Metso’s Executive Team and as Chairman of Metso’s Business Area Boards. Olli Vaartimo, who had been the acting President and CEO of Metso Corporation, continued as Metso’s Executive Vice President and CFO, deputy to the CEO and Vice Chairman of the Executive Team. The other members of the Executive Team were the Presidents of Metso’s business areas, Bertel Karlstedt (Metso Paper), Bertel Langenskiöld (Metso Minerals), Matti Kähkönen (Metso Automation) and Vesa Kainu (Metso Ventures).

Decisions of the Annual General Meeting

The Annual General Meeting of Metso Corporation held on April 6, 2004 approved the financial statements for 2003 and discharged the members of the Board of Directors and the President and CEO of Metso Corporation from liability for the 2003 financial year. The Annual General Meeting approved the proposals of the Board of Directors concerning authorizations to repurchase and dispose of the Corporation’s own shares. In addition, the Annual General Meeting authorized the Board of Directors to decide on increasing the share capital by issuing new shares, convertible bonds and/or stock options. The Board of Directors had not utilized these authorizations by December 31, 2004.

The Annual General Meeting elected Matti Kavetvuo as the Chairman of the Board and Jaakko Rauramo as the Vice Chairman of the Board. Maija-Liisa Friman, Risto Hautamäki, Satu Huber, Juhani Kuusi and Pentti Mäkinen were elected as Board members. The auditing company, PricewaterhouseCoopers, Authorized Public Accountants, was re-elected to act as the Auditor of the Corporation.

The Annual General Meeting decided to pay a dividend of EUR 0.20 per share for the financial year ending on December 31, 2003. The dividend was paid on April 20, 2004.

Nomination Committee

Metso Corporation’s Annual General Meeting held on April 6, 2004 decided to establish a Nomination Committee of the Annual General Meeting to prepare proposals for the following Annual General Meeting concerning the composition of the Board of Directors and the remuneration of the directors. The Nomination Committee comprises the representatives appointed by Metso’s four biggest registered shareholders as of December 1st, 2004 along with the Chairman of the Board as an expert member.

Metso’s four biggest registered shareholders on the given date were UPM-Kymmene Corporation, the State of Finland, Ilmarinen Mutual Pension Insurance Company and Varma Mutual Pension Insurance Company.

Shares

At the end of the year, the number of Metso Corporation shares was 136,250,545 and the share capital was EUR 231,625,926.50.

The Helsinki Exchanges traded 108 million Metso Corporation shares in 2004, equivalent to a turnover of EUR 1,177 million. The share price on December 31, 2004 was EUR 11.66. The highest quotation was EUR 12.89 and the lowest EUR 9.12. The Corporation’s market capitalization in the Helsinki Exchanges on December 31, 2004 was EUR 1,588 million.

The New York Stock Exchange traded 6 million Metso ADRs (American Depository Receipts), equivalent to a turnover of USD 86 million. The price of an ADR on December 31, 2004 was USD 16.02. The highest quotation was USD 16.49 and the lowest USD 11.10.

Marathon Asset Management (Services) Ltd announced on October 13, 2004 that it held 6,866,335 Metso’s shares on October 8, 2004. This holding amounted to 5.0 percent of the paid up share capital and the total votes of Metso Corporation.

Franklin Resources, Inc. announced on November 12, 2004 that funds managed by the company owned a total of 6,759,162 Metso Corporation shares on November 10, 2004. This holding amounted to 4.96 percent of the paid up share capital and the total votes of Metso Corporation, after having been 5.17 percent on the basis of their previous announcement on June 12, 2002. According to the announcement, Franklin Resources, Inc. has authorization to exercise total voting rights of up to a 7.01 percent share, compared with 6.30 percent on the basis of their previous announcement on June 12, 2002.

Stock options

Metso Corporation has three options programs: the 2000, 2001 and 2003 options programs that initially entitled their holders to subscribe for a combined maximum of 13,800,000 new shares.

Metso’s Board of Directors announced on May 26, 2004 that it would propose to the 2005 Annual General Meeting that the 2003 stock options program be contracted by 4,900,000 options, after which the programs would entitle the option holders to subscribe for a combined maximum of 8,900,000 new shares.

Metso’s Board reserved 100,000 year 2003A options and 100,000 year 2003C options for future needs. The Board also decided that it would not distribute the 2,400,000 year 2003A and the 2,500,000 year 2000C stock options. In addition, the Board decided to propose to the 2005 Annual General Meeting that the Meeting cancels these stock options.

Metso’s Board decided on May 26, 2004 that the maximum number of year 2003B stock options that could be distributed to the key persons of Metso Corporation in the spring of 2005 would be 2,500,000. Stock options could be distributed to the maximum amount, if the 2004 operating profit is at least 9 percent of net sales, the return on capital employed is at least 20 percent and earnings per share exceed EUR 1.45. The minimum criteria for a partial distribution of stock options are a 2004 operating profit that is at least 4 percent of net sales, a return on capital employed of at least 8 percent and earnings per share of at least EUR 0.40. An additional criterion for the distribution of stock options is that the trade-weighted average price of the Metso share on the Helsinki Exchanges during the period January 1 – March 31, 2005 does not fall below EUR 10.11.

Financial targets

Metso published its financial targets for 2005 at the end of June. In 2005, Metso is targeting an operating profit that is 6 percent of net sales and a 12 percent return on capital employed before taxes (ROCE). The operating profit targets for each business area in 2005 are: Metso Paper 5 percent, Metso Minerals 7 percent, Metso Automation 8 percent and Metso Ventures 6 percent.

In calculating the above operating profit percentage and ROCE targets Metso’s transfer to International Financial Reporting Standards (IFRS) from the beginning of 2005 and the consequent end to the practice of goodwill amortization has been taken into account.

Effects of the adoption of IFRS

At the beginning of 2005, Metso conversed its financial reporting from compliance with the Finnish Accounting Standards (FAS) to compliance with the International Financial Reporting Standards (IFRS). The transition date for calculating comparative data is January 1, 2004, from which date Metso will prepare the opening balance sheet in accordance to IFRS principles.

In terms of the income statement, the main difference between Metso’s Finnish and IFRS accounting practices concerns goodwill. According to IFRS 3, goodwill is no longer amortized, but it becomes subject to a yearly impairment test as required by IAS 36.

In terms of the balance sheet, one of the most important differences between Finnish and IFRS accounting practices concern employee benefits, which are regulated by IAS 19. According to this standard, Metso will record liabilities for future disability pensions related to Finland’s employee pension insurance system. The liability related to the future disability pensions of the employee pension insurance system is recognized as a defined benefit plan in the opening balance sheet on the transition date, and it will reduce the shareholders’ equity by about EUR 60 million (net of taxes). Due to the changes made in 2004 to Finnish employee pension insurance system, the disability pension will be treated in the future as contribution-based, and the main portion of the liability will be reversed and recognized as income in the last quarter of 2004 and therefore will no longer appear as a liability in the opening balance sheet of January 1, 2005.

In addition, Metso has in certain countries defined benefit pension plans and other employee benefit arrangements, for which the liability has to be recognized in full reducing thus the shareholders’ equity as of the transition date.

Metso will publish a release on the effects on financial information of the transfer to IFRS accounting practice by the end of the first quarter of 2005.

Short-term outlook

Improved capacity utilization in Metso Paper’s customer industries is expected to gradually increase customers’ willingness to invest. However, in the near future the demand for Metso Paper’s products is expected to mainly focus on rebuilds and aftermarket services.

Metso Minerals’ strong order backlog provides a solid foundation for net sales growth. Demand for products related to aggregates production is expected to remain good in North America and Asia. Due to the strong investment activity in the mining industry, the demand for Metso Minerals’ products related to minerals processing is expected to remain buoyant.

Metso Automation’s markets are expected to remain good in the power, oil and gas industry and to recover in the pulp and paper industry.

The completed measures to streamline the cost structure and the strengthened order backlog will support favorable profit performance in Metso Corporation. Metso’s operating profit is expected to be better in 2005 than in the previous year. The positive profit performance of Metso Minerals and Metso Automation will help the Corporation to attain its financial targets. However, the targets set for Metso Paper and Metso Ventures are demanding. The 2005 financial targets set for Metso Corporation as a whole are expected to be reached.

Board of Directors’ proposal for the distribution of profit

The consolidated distributable funds of Metso Corporation on December 31, 2004 were EUR 572 million. The parent company’s distributable funds totaled EUR 543 million. On December 31, 2004, a total of 136,189,704 Metso shares, giving entitlement to full dividends for 2004, were held outside the Corporation.

Metso Corporation’s Board of Directors proposes to the Annual General Meeting that a dividend of EUR 0.35 per share be distributed.

Annual General Meeting 2005

The Annual General Meeting of Metso Corporation will be held at 2 p.m. on Monday, April 4, 2004 at the Marina Congress Center in Helsinki.

Helsinki, February 2, 2005

Metso Corporation’s Board of Directors

CONSOLIDATED STATEMENTS OF INCOME

	10-12/2004	10-12/2003	1-12/2004	1-12/2003
(Millions)	EUR	EUR	EUR	EUR
Net sales	1,092	1,204	3,976	4,250
Cost of goods sold	(815)	(926)	(2,959)	(3,211)
Gross profit	277	278	1,017	1,039
Selling, general and administrative expenses	(212)	(226)	(844)	(906)
Operating profit before nonrecurring operating items and amortization of goodwill	65	52	173	133
% of net sales	6.0%	4.4%	4.4%	3.1%
Nonrecurring operating income and expenses	16	3	(25)	(106)
Goodwill impairment	—	—	—	(205)
Amortization of goodwill	(9)	(10)	(37)	(51)
Operating profit (loss)	72	45	111	(229)
% of net sales	6.6%	3.7%	2.8%	(5.4%)
Financial income and expenses	(20)	(21)	(62)	(74)
Income (loss) before extraordinary items and income taxes	52	24	49	(303)
Extraordinary income and expenses	—	—	—	—
Income (loss) before taxes	52	24	49	(303)
Income taxes	(15)	39	21	44
Minority interests	(1)	1	(1)	1
Net income (loss)	36	64	69	(258)

CONSOLIDATED BALANCE SHEETS

	Dec 31, 2004	Dec 31, 2003
(Millions)	EUR	EUR
Fixed assets and financial assets Intangible assets	562	760
Tangible assets	641	810
Financial assets	93	94
Current assets Inventories	687	743
Receivables	1,176	1,286
Cash and cash equivalents	419	130
Total assets	3,578	3,823
Share capital	232	232
Other shareholders ´ equity	820	792
Minority interests	5	6
Long-term liabilities	1,056	1,118
Current liabilities	1,465	1,675
Total shareholders’ equity and liabilities	3,578	3,823
Net interest bearing liabilities Long-term interest bearing liabilities	920	957
Short-term interest bearing liabilities	51	312
Cash and cash equivalents	(419)	(130)
Other interest bearing assets	(23)	(30)
Total	529	1109

CONSOLIDATED STATEMENTS OF CASH FLOWS

	10-12/2004	10-12/2003	1-12/2004	1-12/2003
(Millions)	EUR	EUR	EUR	EUR
Cash flows from operating activities:
Net income (loss)	36	64	69	(258)
Adjustments to reconcile net income (loss) to net cash provided by operating activities Depreciation and amortization	38	43	155	183
Provisions / Efficiency improvement programs	(19)	(14)	(26)	60
Asset write-downs related to the efficiency improvement programs	1	0	10	25
Goodwill impairment, net of tax effect	—	—	—	205
Other (includes change in deferred taxes)	35	(65)	(3)	(59)
Change in net working capital	20	54	57	(10)
Net cash provided by (used in) operating activities	111	82	262	146
Cash flows from investing activities:
Capital expenditures on fixed assets	(26)	(31)	(89)	(128)
Proceeds from sale of fixed assets	15	3	39	14
Business acquisitions, net of cash acquired	0	—	(2)	(2)
Proceeds from sale of businesses	30	—	390	31
(Investments in) proceeds from sale of shares and marketable securities	(6)	3	26	5
Other	6	—	(5)	—
Net cash provided by (used in) investing activities	19	(25)	359	(80)
Cash flows from financing activities:
Dividends paid	—	—	(27)	(82)
Net funding	(1)	(49)	(294)	(44)
Other	(11)	(4)	(12)	5
Net cash provided by (used in) financing activities	(12)	(53)	(333)	(121)
Effect of changes in exchange rates on cash and cash equivalents	0	(4)	1	(5)
Net increase (decrease) in cash and cash equivalents	118	0	289	(60)
Cash and cash equivalents at beginning of period	301	130	130	190
Cash and cash equivalents at end of period	419	130	419	130

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

						Reserve
	Number		Share		Cumulative	for
	of	Share	premium	Legal	translation	own	Other	Retained
	shares	capital	reserve	reserve	adjustments	shares	reserves	earnings	Total
(Millions)	(thousands)	EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR
Balance at Dec 31, 2003	136,251	232	14	228	(76)	1	202	423	1,024
Dividends	—	—	—	—	—	—	—	(27)	(27)
Translation differences	—	—	—	—	(12)	—	—	—	(12)
Changes in corporate structure	—	—	—	—	8	—	—	(8)	0
Other	—	—	—	—	—	—	—	(2)	(2)
Net income (loss)	—	—	—	—	—	—	—	69	69
Balance at Dec 31, 2004	136,251	232	14	228	(80)	1	202	455	1,052

The distributable funds of Metso Corporation at December 31, 2004 consist of retained earnings (EUR 455 million) excluding accelerated depreciation and untaxed reserves (EUR 5 million) and negative translation differences (EUR 80 million), and other reserves (EUR 202 million), totaling EUR 572 million.

At the end of the period Metso Corporation possessed 60,841 of its own shares.

ASSETS PLEDGED AND CONTINGENT LIABILITIES

	Dec 31, 2004	Dec 31, 2003
(Millions)	EUR	EUR
Mortgages on corporate debt	2	1
Other pledges and contingencies
Mortgages	2	2
Pledged assets	4	4
Guarantees on behalf of associated company obligations	—	—
Other guarantees	9	7
Repurchase and other commitments	42	48
Lease commitments	165	183

Other guarantees include EUR 6 million guarantees given on behalf of sold businesses. The respective buyers have indemnified Metso and have committed themselves to release Metso from its guarantee obligations within agreed time periods.

NOTIONAL AMOUNTS, CARRYING AMOUNTS AND FAIR VALUES OF DERIVATIVE FINANCIAL INSTRUMENTS

	Notional amount		Carrying amount		Fair value
	Dec 31, 2004	Dec 31, 2003	Dec 31, 2004	Dec 31, 2003	Dec 31, 2004	Dec 31, 2003
(Millions)	EUR	EUR	EUR	EUR	EUR	EUR
Forward exchange rate contracts	1,770	1,567	3	20	18	36
Interest rate and currency swaps	2	3	0	0	0	0
Currency swaps	73	81	(8)	(1)	(8)	(2)
Interest rate swaps	188	60	(1)	(1)	(4)	0
Interest rate futures contracts	10	15	0	0	0	0
Option agreements Bought	10	13	0	0	0	0
Sold	16	34	0	(1)	0	(1)
Electricity forward contracts (1)	329	344	0	0	(1)	(1)

(1)	Notional amount GWh

Carrying amounts noted in the table above are included in the balance sheet. The notional amounts indicate the volumes in the use of derivatives, but do not indicate the exposure to risk. The fair value reflects the estimated amounts that Metso would receive or pay to terminate the contracts at the reporting date, thereby taking into account the current unrealized gains or losses of open contracts.

KEY RATIOS

	Dec 31, 2004	Dec 31, 2003
Earnings/share, EUR	0.51	(1.89)
Equity/share, EUR	7.72	7.51
Return on equity (ROE), %	6.9	(21.3)
Return on capital employed (ROCE), %	5.7	(8.7)
Equity to assets ratio, %	32.7	28.3
Gearing, %	50.0	107.7
Average number of shares (thousands)	136,190	136,190

EXCHANGE RATES USED

			Dec 31,	Dec 31,
	1-12/2004	1-12/2003	2004	2003
USD (US dollar)	1.2433	1.1309	1.3621	1.2630
SEK (Swedish krona)	9.1250	9.1244	9.0206	9.0800
GBP (Pound sterling)	0.6786	0.6919	0.7051	0.7048
CAD (Canadian dollar)	1.6170	1.5821	1.6416	1.6234

BY BUSINESS AREA INFORMATION

NET SALES BY BUSINESS AREA

	10-12/2004	10-12/2003	1-12/2004	1-12/2003	Change
(Millions)	EUR	EUR	EUR	EUR	%
Metso Paper	470	527	1,559	1,651	(6)
Metso Minerals	391	338	1,343	1,253	7
Metso Automation	147	153	535	531	1
Metso Ventures	98	103	387	370	5
Intra Metso net sales	(36)	(43)	(115)	(122)	6
Continuing operations	1,070	1,078	3,709	3,683	1
Discontinued operations	22	126	267	567	(53)
Metso total	1,092	1,204	3,976	4,250	(6)

OPERATING PROFIT (LOSS) BEFORE NONRECURRING ITEMS AND AMORTIZATION OF GOODWILL BY BUSINESS AREA

	10-12/2004	10-12/2003	1-12/2004	1-12/2003	Change
(Millions)	EUR	EUR	EUR	EUR	%
Metso Paper	19.9	34.1	37.1	68.3	(46)
Metso Minerals	35.9	20.4	100.3	48.1	109
Metso Automation	19.0	14.7	57.9	31.4	84
Metso Ventures	(0.5)	(5.7)	(6.5)	(2.6)	(150)
Corporate Office and other	(9.7)	(10.6)	(28.7)	(35.7)	20
Continuing operations	64.6	52.9	160.1	109.5	46
Discontinued operations	0.9	(0.4)	12.9	23.7	(46)
Metso total	65.5	52.5	173.0	133.2	30

OPERATING PROFIT (LOSS) BEFORE NONRECURRING ITEMS AND AMORTIZATION OF GOODWILL, % OF NET SALES

	10-12/2004	10-12/2003	1-12/2004	1-12/2003
	%	%	%	%
Metso Paper	4.2	6.5	2.4	4.1
Metso Minerals	9.2	6.0	7.5	3.8
Metso Automation	12.9	9.6	10.8	5.9
Metso Ventures	(0.5)	(5.5)	(1.7)	(0.7)
Continuing operations	6.0	4.9	4.3	3.0
Discontinued operations	4.1	(0.3)	4.8	4.2
Metso total	6.0	4.4	4.4	3.1

NONRECURRING OPERATING ITEMS BY BUSINESS AREA

	10-12/2004	10-12/2003	1-12/2004	1-12/2003
(Millions)	EUR	EUR	EUR	EUR
Metso Paper	5.0	0.6	(19,2)	(36,0)
Metso Minerals	6.8	1.2	5,5	(65,8)
Metso Automation	(1.1)	0.3	(1.1)	(0.3)
Metso Ventures	0.6	(1.5)	0.6	(4.7)
Corporate Office and other	1.9	2.8	6.8	1.6
Continuing operations	13.2	3.4	(7.4)	(105.2)
Discontinued operations	2.3	(0.3)	(17.8)	(0.3)
Metso total	15.5	3.1	(25.2)	(105.5)

AMORTIZATION OF GOODWILL BY BUSINESS AREA

	10-12/2004	10-12/2003	1-12/2004	1-12/2003
(Millions)	EUR	EUR	EUR	EUR
Metso Paper	(2.2)	(2.1)	(6.8)	(7.7)
Metso Minerals	(5.0)	(5.4)	(21.5)	(29.0)
Metso Automation	(1.8)	(0.6)	(3.9)	(2.7)
Metso Ventures	(0.4)	(0.5)	(1.2)	(1.4)
Continuing operations	(9.4)	(8.6)	(33.4)	(40.8)
Discontinued operations	0.0	(2.0)	(3.5)	(10.6)
Metso total	(9.4)	(10.6)	(36.9)	(51.4)

OPERATING PROFIT (LOSS) BY BUSINESS AREA

	10-12/2004	10-12/2003	1-12/2004	1-12/2003	Change
(Millions)	EUR	EUR	EUR	EUR	%
Metso Paper	22.7	32.6	11.1	24.6	(55)
Metso Minerals	37.7	16.2	84.3	(189.3)	145
Metso Automation	16.1	14.4	52.9	28.4	86
Metso Ventures	(0.3)	(7.7)	(7.1)	(8.7)	18
Corporate Office and other	(7.8)	(7.8)	(21.9)	(34.1)	36
Continuing operations	68.4	47.7	119.3	(179.1)	167
Discontinued operations	3.2	(2.7)	(8.4)	(49.6)	83
Metso total	71.6	45.0	110.9	(228.7)	148

The operating loss of Metso Minerals and discontinued operations loss include a goodwill impairment of EUR 205 million, which was booked in September 2003.

ORDERS RECEIVED BY BUSINESS AREA

	10-12/2004	1-12/2003	1-12/2004	1-12/2003	Change
(Millions)	EUR	EUR	EUR	EUR	%
Metso Paper	300	288	1,726	1,710	1
Metso Minerals	451	328	1,566	1,213	29
Metso Automation	130	119	570	531	7
Metso Ventures	103	142	361	398	(9)
Intra Metso orders received	(29)	(33)	(113)	(121)	7
Continuing operations	955	844	4,110	3,731	10
Discontinued operations	14	116	264	525	(50)
Metso total	969	960	4,374	4,256	3

PERSONNEL BY BUSINESS AREA

	Dec 31, 2004	Dec 31, 2004%
Metso Paper	8,660	9,085	(5)
Metso Minerals	8,048	8,284	(3)
Metso Automation	3,267	3,314	(1)
Metso Ventures	2,544	2,482	2
Corporate Office and other	283	223	27
Continuing operations	22,802	23,388	(3)
Discontinued operations	—	2,852	(100)
Metso total	22,802	26,240	(13)

QUARTERLY INFORMATION NET SALES BY BUSINESS AREA

	10-12/2003	1-3/2004	4-6/2004	7-9/2004	10-12/2004
(Millions)	EUR	EUR	EUR	EUR	EUR
Metso Paper	527	360	351	378	470
Metso Minerals	338	279	339	334	391
Metso Automation	153	113	135	140	147
Metso Ventures	103	91	106	92	98
Intra Metso net sales	(43)	(24)	(25)	(30)	(36)
Continuing operations	1,078	819	906	914	1070
Discontinued operations	126	109	119	17	22
Metso total	1,204	928	1,025	931	1,092

OPERATING PROFIT (LOSS) BEFORE NONRECURRING ITEMS AND AMORTIZATION OF GOODWILL BY BUSINESS AREA

	10-12/2003	1-3/2004	4-6/2004	7-9/2004	10-12/2004
(Millions)	EUR	EUR	EUR	EUR	EUR
Metso Paper	34.1	(16.4)	10.9	22.7	19.9
Metso Minerals	20.4	13.4	24.9	26.1	35.9
Metso Automation	14.7	6.4	12.9	19.6	19.0
Metso Ventures	(5.7)	(0.8)	(0.2)	(5.0)	(0.5)
Corporate Office and other	(10.6)	(7.2)	(5.8)	(6.0)	(9.7)
Continuing operations	52.9	(4.6)	42.7	57.4	64.6
Discontinued operations	(0.4)	5.1	8.4	(1.5)	0.9
Metso total	52.5	0.5	51.1	55.9	65.5

NONRECURRING OPERATING ITEMS BY BUSINESS AREA

	10-12/2003	1-3/2004	4-6/2004	7-9/2004	10-12/2004
(Millions)	EUR	EUR	EUR	EUR	EUR
Metso Paper	0.6	—	—	(24.2)	5.0
Metso Minerals	1.2	—	0.6	(1.9)	6.8
Metso Automation	0.3	—	—	—	(1.1)
Metso Ventures	(1.5)	—	—	—	0.6
Corporate Office and other	2.8	3.9	(1.8)	2.8	1.9
Continuing operations	3.4	3.9	(1.2)	(23.3)	13.2
Discontinued operations	(0.3)	(7.0)	(7.6)	(5.5)	2.3
Metso total	3.1	(3.1)	(8.8)	(28.8)	15.5

AMORTIZATION OF GOODWILL BY BUSINESS AREA

	10-12/2003	1-3/2004	4-6/2004	7-9/2004	10-12/2004
(Millions)	EUR	EUR	EUR	EUR	EUR
Metso Paper	(2.1)	(1.5)	(1.6)	(1.5)	(2.2)
Metso Minerals	(5.4)	(5.4)	(5.4)	(5.7)	(5.0)
Metso Automation	(0.6)	(0.6)	(0.8)	(0.7)	(1.8)
Metso Ventures	(0.5)	(0.3)	(0.3)	(0.2)	(0.4)
Continuing operations	(8.6)	(7.8)	(8.1)	(8.1)	(9.4)
Discontinued operations	(2.0)	(1.7)	(1.6)	(0.2)	0.0
Metso total	(10.6)	(9.5)	(9.7)	(8.3)	(9.4)

OPERATING PROFIT (LOSS) BY BUSINESS AREA

	10-12/2003	1-3/2004	4-6/2004	7-9/2004	10-12/2004
(Millions)	EUR	EUR	EUR	EUR	EUR
Metso Paper	32.6	(17.9)	9.3	(3.0)	22.7
Metso Minerals	16.2	8.0	20.1	18.5	37.7
Metso Automation	14.4	5.8	12.1	18.9	16.1
Metso Ventures	(7.7)	(1.1)	(0.5)	(5.2)	(0.3)
Corporate Office and other	(7.8)	(3.3)	(7.6)	(3.2)	(7.8)
Continuing operations	47.7	(8.5)	33.4	26.0	68.4
Discontinued operations	(2.7)	(3.6)	(0.8)	(7.2)	3.2
Metso total	45.0	(12.1)	32.6	18.8	71.6

The operating loss of Metso Minerals and discontinued operations loss include a goodwill impairment of EUR 205 million, which was booked in September 2003.

CAPITAL EMPLOYED BY BUSINESS AREA

	Dec 31, 2003	Mar 31, 2004	June 30, 2004	Sep 30, 2004	Dec 31, 2004
(Millions)	EUR	EUR	EUR	EUR	EUR
Metso Paper	538	519	460	445	356
Metso Minerals	741	720	699	718	729
Metso Automation	150	152	152	152	136
Metso Ventures	160	150	159	130	126
Corporate Office and other	340	361	627	545	682
Continuing operations	1,929	1,902	2,097	1,990	2,029
Discontinued operations	370	321	16	21	—
Metso total	2,299	2,223	2,113	2,011	2,029

ORDERS RECEIVED BY BUSINESS AREA

	10-12/2003	1-3/2004	4-6/2004	7-9/2004	10-12/2004
(Millions)	EUR	EUR	EUR	EUR	EUR
Metso Paper	288	436	699	291	300
Metso Minerals	328	368	374	373	451
Metso Automation	119	140	154	146	130
Metso Ventures	142	86	109	63	103
Intra Metso orders received	(33)	(25)	(33)	(26)	(29)
Continuing operations	844	1,005	1,303	847	955
Discontinued operations	116	122	109	19	14
Metso total	960	1,127	1,412	866	969

ORDER BACKLOG BY BUSINESS AREA

	Dec 31, 2003	Mar 31, 2004	June 30, 2004	Sep 30, 2004	Dec 31, 2004
(Millions)	EUR	EUR	EUR	EUR	EUR
Metso Paper	784	864	1,211	1,124	946
Metso Minerals	347	447	476	525	560
Metso Automation	145	175	193	198	176
Metso Ventures	175	170	141	114	118
Intra Metso order backlog	(55)	(58)	(64)	(62)	(55)
Continuing operations	1,396	1,598	1,957	1,899	1,745
Discontinued operations	109	68	17	19	—
Metso total	1,505	1,666	1,974	1,918	1,745

Key figures, Metso Ventures
Metso Panelboard

	1-12/2004	1-12/2003
(Millions)	EUR	EUR
Net sales	104	93
Operating profit (loss) before nonrecurring items and amortization of goodwill	0.9	2.0
Operating profit (loss)	0.4	(3.3)
Capital employed at end of period	(10)	10
Order backlog at end of period	32	87
Personnel at end of period	264	283

Metso Drives

	1-12/2004	1-12/2003
(Millions)	EUR	EUR
Net sales	157	128
Operating profit before nonrecurring items and amortization of goodwill	10.9	2.3
Operating profit	10.8	1.5
Capital employed at end of period	80	88
Order backlog at end of period	53	60
Personnel at end of period	897	869

Metso Foundries

	1-12/2004	1-12/2003
(Millions)	EUR	EUR
Net sales	75	69
Operating profit (loss) before nonrecurring items and amortization of goodwill	3.6	(0.1)
Operating profit (loss)	3.6	(0.1)
Capital employed at end of period	25	26
Order backlog at end of period	28	20
Personnel at end of period	587	580

Valmet Automotive

	1-12/2004	1-12/2003
(Millions)	EUR	EUR
Net sales	40	70
Operating profit (loss) before nonrecurring items and amortization of goodwill	(23.1)	(7,4)
Operating profit (loss)	(23.1)	(7,4)
Capital employed at end of period	25	31
Amount of vehicles produced	10,051	19,226
Personnel at end of period	763	716